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              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-------------------------------------------------------------------------------


                                                 ------------------------------
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                                                 ------------------------------
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                                                 ------------------------------
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                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934



                            Indus International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45578L100
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 19, 2004
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP NO.   45578L100
-----------------------------------------------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Investors, L.P.
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |X|

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    3,371,925 (See Item 5)
  OWNED BY            --------- -----------------------------------------------
   EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    |_|

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.89%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP NO.   45578L100
-----------------------------------------------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |X|

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    3,371,925 (See Item 5)
  OWNED BY            --------- -----------------------------------------------
   EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    |_|

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.89%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (LIMITED LIABILITY COMPANY)
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP NO.   45578L100
-----------------------------------------------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |X|

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    3,371,925 (See Item 5)
  OWNED BY            --------- -----------------------------------------------
   EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    |_|

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.89%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP NO.   45578L100
-----------------------------------------------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Investors Liquidating Trust
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                      (b) |X|

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    3,371,925 (See Item 5)
  OWNED BY            --------- -----------------------------------------------
   EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,371,925 (See Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    |_|

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.89%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (TRUST)
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         Pursuant to Rule 13d-2 promulgated under the Exchange Act, this Amendment No. 6 by Warburg, Pincus Investors, L.P. ("WPI"), a Delaware limited partnership, Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC) ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg, Pincus Investors Liquidating Trust, a New York trust ("WPLT," and together with WPI, WP LLC and WP, the "Reporting Entities"), amends the Schedule 13D filed on September 4, 1997, as amended on September 8, 1997 , September 9, 1998, January 13, 1999, March 6, 2003 and July 31, 2003 (such Schedule 13D as amended, the "Old Schedule 13D/A") by WPI, WP LLC and WP.

         The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Indus International, Inc., a Delaware corporation ("Indus International" or the "Company"). Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Old Schedule 13D/A is hereby amended and restated in its entirety as follows:

         This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg Pincus & Co., a New York general partnership ("WP"); (c) Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg Pincus & Co., LLC) ("WP LLC"), which manages WPI; and (d) Warburg, Pincus Investors Liquidating Trust, a New York trust ("WPLT"). WPI, WP, WP LLC and WPLT are hereinafter collectively referred to as the "Reporting Entities."

         On September 30, 2003, WPLT was formed for the principal purpose of liquidating certain assets, including shares of the Company's Common Stock held by WPI, which were transferred to WPLT by WPI. In addition to administering the liquidation of the assets in its trust fund, the principal business of WPLT is to collect and distribute such assets or the proceeds from the liquidation thereof to the partners of WPI. The principal business of WPI is that of a partnership engaged in making private equity and venture capital investments. The principal business of WP is acting as general partner of WPI and certain other private equity investment funds. The principal business of WP LLC is acting as manager of WPI and certain other private equity investment funds.

         WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. The members of WP LLC are substantially the same as the partners of WP. William H. Janeway ("Janeway"), a director of the Company, is a Vice Chairman of WP LLC and a General Partner of WP. Janeway disclaims beneficial ownership of the shares to which this statement relates for purposes of Rule 13d-4 under the Exchange Act. The business address of each of the foregoing is 466 Lexington Avenue, New York, NY, 10017. Each of WPI, WP, WP LLC and WPLT (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and (ii) has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Set forth below is the name, position and present principal occupation of each of the general partners of WP, each of the members of WP LLC and each of the trustees of WPLT. The sole general partner of WPI is WP. Except as otherwise indicated, (i) the business address of each of such person is 466 Lexington Avenue, New York, New York 10017, (ii) each of such persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, (iii) during the last five years, each of such persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and (iv) each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP

----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                           TO POSITION WITH WP, AND POSITIONS
            NAME                                              WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Partner of WP; Member and Managing Director of WP LLC; Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC; Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Oliver M. Goldstein                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing General Partner of WP; Managing Member and Co-President of WP LLC;
                                    Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing General Partner of WP; Managing Member and Co-President of WP LLC;
                                    Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------




James Neary                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Howard H. Newman                    Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Partner of WP; Member and Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------
NL & Co.**
----------------------------------- --------------------------------------------------------------------------------------

---------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC
**  New York limited partnership; primary activity is ownership interest in WP.


                                MEMBERS OF WP LLC
                                -----------------


----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                         TO POSITION WITH WP LLC, AND POSITIONS
            NAME                                              WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP; Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Member and Managing Director of WP LLC, Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stephen John Coates (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP; Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Tetsuya Fukagawa (2)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Oliver M. Goldstein                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sung-Jin Hwang (3)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General Partner of WP;
                                    Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
Rajesh Khanna (4)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajiv B. Lall (4)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------




Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General Partner of WP;
                                    Trustee of WPLT
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Li (5)                        Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John W. MacIntosh (6)               Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Howard H. Newman                    Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Bilge Ogut (7)                      Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Member and Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pulak Chandan Prasad (4)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph C. Schull (6)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chang Q. Sun (5)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------


(1)      Citizen of United Kingdom
(2)      Citizen of Japan
(3)      Citizen of Korea
(4)      Citizen of India
(5)      Citizen of Hong Kong
(6)      Citizen of Canada
(7)      Citizen of Turkey

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

                                TRUSTEES OF WPLT
                                ----------------



----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                                          TO POSITION WITH WPLT, AND POSITIONS
            NAME                                              WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Trustee of WPLT; Managing General Partner of WP; Managing Member and
                                    Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Trustee of WPLT; Managing General Partner of WP; Managing Member and
                                    Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Trustee of WPLT; Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Trustee of WPLT; Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Old Schedule 13D/A is hereby amended by amending and restating the paragraph immediately prior to the section titled "The Financing Purchase Agreement" as follows:

As of July 29, 2003 and after adjusting the exercise price pursuant to the antidilution adjustment provisions set forth in the warrants issued by the Company to WPI pursuant to the TSW Merger, WPI held warrants to purchase an aggregate of 357,469 shares of the Company's Common Stock at an exercise price of $2.38 per share. These warrants expired on June 20, 2004.

Item 3 of the Old Schedule 13D/A is further hereby amended by adding the following at the end thereof:

The Securities Purchase Agreement

Pursuant to a Securities Purchase Agreement, dated as of August 19, 2004, by and among WPI, WPLT, the purchasers named therein (the "2004 Purchasers") and the Company (the form of which is attached hereto as Exhibit 2) (the "Securities Purchase Agreement"), WPLT has agreed to sell to the 2004 Purchasers (the "2004 Sale") an aggregate of 14,587,544 shares of the Company's Common Stock at a price of $1.25 per share (the "2004 Sale Shares"), for an aggregate purchase price of $18,234,430. The purchase price shall be paid to WPLT by the 2004 Purchasers in cash upon consummation of the 2004 Sale (the "Closing"), which is expected to occur on or about August 24, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Old Schedule 13D/A is hereby amended by adding the following at the end thereof:

         The Reporting Entities intend to continue from time to time after the expiration of the Lock-Up Period (as defined herein), based upon the trading price of the shares of the Company's capital stock, general stock market and economic conditions, tax considerations and other factors considered relevant, to decrease the size of their remaining investment in the Company and eventually to liquidate all of their shares of the Company's Common Stock. All of the 3,371,925 shares of the Company's Common Stock held by the Reporting Entities after the closing of the 2004 Sale (the "Remaining Shares") are registered for resale pursuant to a registration statement on Form S-3 filed by the Company in 2003.

         Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Item 2 of the Old Schedule 13D/A has any plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Old Schedule 13D/A is hereby amended by adding the following at the end thereof:

The Securities Purchase Agreement

         (a) As described in Item 3, the Securities Purchase Agreement provides for an aggregate of 14,587,544 shares of the Company's Common Stock to be sold by WPLT at a price of $1.25 per share for an aggregate purchase price of $18,234,430. The purchase price shall be paid to WPLT by the 2004 Purchasers in cash upon consummation of the Closing, which is expected to occur on or about August 24, 2004. Upon consummation of the Closing, WPLT will beneficially own 3,371,925 shares of Common Stock.

         Upon consummation of the Closing, the Reporting Entities will own 5.89% of the Company's then outstanding Common Stock based on 57,243,992 shares of the Company's Common Stock outstanding as of August 14, 2004 (based on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

         The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

         (b) WPLT will have the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,371,925 shares of Common Stock it may be deemed to beneficially own upon consummation of the Closing. Each of the Reporting Entities shares with WPLT the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,371,925 shares of Common Stock it may be deemed to beneficially own upon consummation of the Closing.

         (c) Other than the execution of the Securities Purchase Agreement providing for the disposition of the 2004 Sale Shares and the transactions described herein, no transactions in the Common Stock were effected during the last sixty days by the Reporting Entities or any of the persons set forth in
Item 2 of this Schedule 13D/A.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Remaining Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Remaining Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Securities Purchase Agreement, WPI and WPLT have agreed that neither of them will, without the prior written consent of C.E. Unterberg, Towbin LLC, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by WP LLC or any affiliate of WP LLC or any person in privity with WP
LLC), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of
Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of the Company's Common Stock beneficially owned by it after the consummation of the Closing, or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Closing (the "Lock-Up Period").

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Amended and Restated Joint Filing Agreement, dated August 20, 2004, between the Reporting Entities.

         2. Form of Securities Purchase Agreement, dated as of August 19, 2004, by and among Warburg, Pincus Investors, L.P., Warburg, Pincus Investors Liquidating Trust, Indus International, Inc. and the purchasers listed on Schedule A thereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2004                 WARBURG, PINCUS INVESTORS, L.P.

                                       By: Warburg Pincus & Co.,
                                           General Partner


                                       By:      /s/ Scott A. Arenare
                                          -------------------------------------
                                          Name: Scott A. Arenare
                                          Title: Partner

Dated: August 20, 2004                 WARBURG PINCUS & CO.


                                       By:      /s/ Scott A. Arenare
                                          -------------------------------------
                                          Name: Scott A. Arenare
                                          Title: Partner

Dated: August 20, 2004                 WARBURG PINCUS LLC


                                       By:      /s/ Scott A. Arenare
                                          -------------------------------------
                                          Name: Scott A. Arenare
                                          Title: Managing Director

Dated: August 20, 2004                 WARBURG, PINCUS INVESTORS
                                       LIQUIDATING TRUST

                                       By:      /s/ Scott A. Arenare
                                          -------------------------------------
                                          Name: Scott A. Arenare
                                          Title: Trustee

                                  EXHIBIT INDEX

1. Amended and Restated Joint Filing Agreement, dated August 20, 2004, between the Reporting Entities.

2. Form of Securities Purchase Agreement, dated as of August 19, 2004, by and among Warburg, Pincus Investors, L.P., Warburg, Pincus Investors Liquidating Trust, Indus International, Inc. and the purchasers listed on Schedule A thereto.